Dwight R. Landes Direct: 303.299.7320 Fax: 303.296.3956 landes@ballardspahr.com

June 29, 2010

Via EDGAR Correspondence

Jonathan E. Gottlieb, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Nelnet, Inc.
Form 10-K for the year ended December 31, 2009, filed March 3, 2010
Form 10-Q for the quarterly period ended March 31, 2010, filed May 10, 2010
Schedule 14A, filed April 15, 2010
Amendment to Schedule 14A, filed April 15, 2010
File No. 001-31924

Dear Mr. Gottlieb:

On behalf of Nelnet, Inc. (the “Company”), this letter will confirm, as a follow-up to our telephone discussion on June 28, 2010, that the Company intends to provide a response by July 16, 2010 to the comments of the Staff of the Securities and Exchange Commission set forth in the letter by Michael R. Clampitt dated June 14, 2010 (which letter was postmarked June 23, 2010 and received by the Company on June 28, 2010) in connection with the above-referenced filings.  The July 16, 2010 response date reflects time that the Company believes is necessary for preparing the response in view of the fact that several of the Company’s employees who will need to be involved in preparing the response are also currently involved in the financial closing process for the quarterly period ending June 30, 2010.

If you have any questions in connection with the foregoing, please feel free to call the undersigned at 303.299.7320.

Very truly yours,

/S/ DWIGHT LANDES

Dwight R. Landes

cc:   Nelnet, Inc.

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